VIA EDGAR

July 24, 2014

Mr. Jeff Long

Ms. Christina Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Funds Group (Invesco Funds Group), AIM Growth Series (Invesco Growth Series), AIM Investment Securities Funds (Invesco Investment Securities Funds), AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds), AIM Sector Funds (Invesco Sector Funds), AIM Counselor Series Trust (Invesco Counselor Series Trust), AIM Treasurer’s Series Trust (Invesco Treasurer’s Series Trust), Short-Term Investments Trust, AIM Equity Funds (Invesco Equity Funds), AIM International Mutual Funds (Invesco International Mutual Funds), AIM Investment Funds (Invesco Investment Funds), Invesco Securities Trust, Invesco Exchange Fund, Invesco Advantage Municipal Income Trust II, Invesco Bond Fund, Invesco California Value Municipal Income Trust, Invesco Dynamic Credit Opportunities Fund, Invesco High Income Trust II, Invesco Municipal Income Opportunities Trust, Invesco Municipal Opportunity Trust, Invesco Municipal Trust, Invesco Pennsylvania Value Municipal Income Trust, Invesco Quality Municipal Income Trust, Invesco Senior Income Trust, Invesco Senior Loan Fund, Invesco Trust for Investment Grade Municipals, Invesco Trust for Investment Grade New York Municipals and Invesco Value Municipal Income Trust (each, a “Trust” and collectively, the “Trusts”)/(I/C File Nos. 811-01540, 811-02699, 811-05686, 811-07890, 811-03826, 811-09913, 811-05460, 811-02729, 811-01424, 811-06463, 811-05426, 811-22793, 811-02611, 811-07868, 811-02090, 811-07404, 811-22043, 811-05769, 811-05597, 811-06567, 811-06362, 811-07398, 811-06591, 811-08743, 811-05845, 811-06471, 811-06537, 811-06590, respectively).

Financial Statement Review

Dear Mr. Long and Ms. Fettig:

On behalf of the Trusts, thank you for speaking with us on February 27, 2014 about the Trusts’ financial statements dated as of December 31, 2012, February 28, 2013, April 30, 2013, August 31, 2013 and October 31, 2013 (each, a “Financial Statement” and collectively, the “Financial Statements”). In furtherance of our discussions, set forth below are our responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Financial Statements. (For your convenience, we have restated your oral comments below, followed by our written responses.)

1.	Filing History

i.	Comment: An amended N-CSR was filed for the AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) and AIM Counselor Series Trust (Invesco Counselor Series Trust) on July 5, 2013 and November 8, 2013, respectively, in order to modify certain information replying to Item 1. Please explain what information was changed and state whether modified reports were mailed to fund shareholders.

Response: The N-CSRs were amended to correct the total return numbers provided for style-specific benchmarks included in the average annual total returns charts for certain funds. The corrected information was distributed to Fund shareholders and posted to the fund website.

ii.	Comment: An amended N-CSR was filed for the Invesco Senior Loan Fund on May 9, 2013 in order to modify certain information replying to Item 1. Please explain what information was changed and state whether modified reports were mailed for fund shareholders. Going forward, please include a separate correspondence or cover letter to describe these types of changes.

Response: The N-CSR was amended to include five full years of audited information in the financial highlights section. The corrected information was distributed to fund shareholders and posted to the fund website. Going forward, we will consider including additional correspondences to describe these types of changes.

2.	Management’s Discussion of Fund Performance

i.	Comment: In the Management’s Discussion of Fund Performance, the Invesco Gold and Precious Metals Fund has an index that is referred to as a “price only index.” Please describe that term. Also, please address why it is not appropriate to provide an index that includes reinvested dividends.

Response: A ‘price only index’ is an index showing a normalized average of prices for a given class of goods or services in a given region during a given interval of time. We believe it is appropriate to disclose the ‘price only index’ for this Fund because it provides historical data over the life of the Fund while the total return version of the index does not have sufficient historical data.

3.	Average Annual Total Returns Chart

i.	Comment: Going forward, consider disclosing the returns of the fund benchmark in the average annual total returns chart for open-end funds for the standard time periods.

Response: We have considered the benchmark disclosure in light of this comment and have determined that we will continue to disclose fund benchmarks in a manner that is compliant with regulatory requirements.

4.	Schedule of Investments

i.	Comment: The Invesco Gold and Precious Metals Fund discloses 63.27% of its assets in Canadian holdings as of April 30, 2013. Please confirm that the prospectus references the concentration of country risks.

Response: Going forward we will add a risk related to geographic concentration.

ii.	Comment: The Invesco Pacific Growth Fund discloses 50.38% of its assets in Japanese holdings as of October 31, 2013. Please confirm that the prospectus references the concentration of country risks.

Response: The prospectus includes disclosure related to the risks of investing foreign securities and also discusses the risks of geographic concentration.

iii.	Comment: For the Invesco Exchange Fund, the sum of individual holdings accounting for more than 5% of its portfolio exceeds 50%. Please confirm that the Fund meets the tax diversification requirements of Subchapter M of the Internal Revenue Code for registered investment companies.

Response: The Fund is treated as a partnership for U.S. federal income tax purposes and therefore is not subject to the tax diversification requirements of Subchapter M of the Internal Revenue Code for registered investment companies.

iv.	Comment: The Invesco Balanced-Risk Allocation Fund discloses swap agreement holdings. Consider identifying the type of swap agreement going forward.

Response: The financial statements include a derivatives table for swap agreements which specifically states the type of swap agreement, the primary risk exposure, as well as collateral held, if any.

v.	Comment: Certain funds (e.g. Invesco Senior Income Trust and Invesco Floating Rate Fund) invest in PIK bonds. Going forward, please disclose the cash portion of the interest rate separate from the in-kind portion of the interest rate.

Response: Going forward, we will disclose the cash portion of the interest rate for PIK bonds separate from the in-kind portion.

vi.	Comment: The Invesco Balanced-Risk Retirement Now Fund, Invesco Balanced-Risk Retirement 2020 Fund and Invesco Balanced-Risk Retirement 2030 Fund each disclose large holdings (60.16%, 87.70% and 78.90% respectively, as of December 31, 2012) in the Invesco Balanced-Risk Allocation Fund. Please confirm whether shareholders of the Retirement Funds are sent a copy of or link to the shareholder report for the Invesco Balanced-Risk Allocation Fund.

Response: The shareholder reports of the Retirement Funds include a discussion of the risks and strategies of the Invesco Balanced-Risk Allocation Fund as well as a description of the fund-of-funds structure and disclosure that the financial statements of the underlying funds are publicly available. Shareholders of the Retirement Funds are not specifically sent a copy of or link to the shareholder report for the Invesco Balanced-Risk Allocation Fund, but the report is available on Invesco’s public website.

5.	Statement of Assets and Liabilities

i.	Comment: Going forward, please consider breaking out amounts payable to affiliates.

Response: We consider the materiality of the individual components that make up the amounts payable to affiliates when determining whether to break them out individually and will continue to do so going forward. We believe this complies with GAAP.

ii.	Comment: Please include a line item for ‘commitments and contingent liabilities’ and a reference on the balance sheet amount to details in the financial statement pursuant to Rule 6-04(15) of Regulation S-X. See, for example, the Invesco Technology Fund.

Response: The amount of the commitment is disclosed as a footnote to the Schedule of Investments. The amount of the commitment is not material and does not meet the criteria for accrual under GAAP, therefore we do not include a line item on the balance sheet.

6.	Statement of Operations

i.	Comment: For closed-end funds, under Expenses, please review whether individual expenses in the ‘Interest, facilities and maintenance fees’ category total greater than 5% of total expenses. If so, break out the expense separately or consider breaking out the components of interest, facilities and maintenance fees in the footnotes.

Response: None of the components, other than interest, are greater than 5% of total expenses. Currently, the interest, facilities and maintenance fees line item represents the aggregate costs incurred by a fund due to the use of leverage, which we believe represents the costs incurred due to financing and provides clarity to the reader of the financial statements. Under the significant accounting policy section of the notes to the financial statements, a description of the nature of the specific services included in the interest, facilities and maintenance section line item is provided for each fund. Going forward, we will consider breaking out the components in the Notes to Financial Statements if any exceed 5% of total expenses.

7.	Financial Highlights

i.	Comment: For the Invesco Balanced-Risk Allocation Fund, note (e) in the October 31, 2013 report describes a revision to the portfolio turnover rate. Please describe how this calculation was revised.

Response: The calculation of the portfolio turnover rate presented in the October 31, 2011 annual report incorrectly included in the monthly average value of portfolio securities (denominator) securities whose maturities or expiration dates at the time of acquisition were one year or less. Such securities were correctly excluded from the amounts of purchases and sales (numerator). Commencing with the April 30, 2012 semiannual report, the calculation of the October 31, 2011 portfolio turnover was revised to more appropriately exclude these items from both the numerator and the denominator. As the staff has noted, this revision was disclosed in a footnote to the financial highlights.

ii.	Comment: For the Invesco Low Volatility Equity Yield Fund, the portfolio turnover rate for 2012 was 45% while the rate for 2013 was 107%. Please confirm the Fund’s policy for compliance with Item 16(e) of Form N-1A.

Response: We confirm that the Statement of Additional Information for the Fund provides the reason for the Fund’s significant variation in portfolio turnover rate pursuant to Item 16(e) of Form N-1A.

8.	Notes to Financial Statements

i.	Comment: Note 1 describes federal income taxes. Please consider expanding the disclosure going forward to be more consistent with sample guidance in the AICPA Audit Guide for Investment Companies, Chapter 7, Section 194.

Response: Going forward, we will expand the policy note for federal income taxes to more closely follow the example in the AICPA Audit Guide for Investment Companies, Chapter 7, Section 194.

ii.	Comment: Note J describes foreign currency transactions and states that certain foreign securities may be subject to foreign taxes. Going forward for funds that pay such taxes and where such taxes are disclosed, please state specific taxes paid.

Response: Each fund discloses such taxes, if any, in the Statement of Operations. Going forward, we will enhance the footnote disclosure to the extent a fund is subject to foreign taxes.

iii.	Comment: With respect to the description of derivatives in the notes, please use more specificity when describing what investments a particular fund made during the period.

Response: For funds with significant derivatives usage, the use of specific derivatives and their impact on the funds’ performance, as well as the risks associated with investing in derivatives, is disclosed in the fund’s Management’s Discussion of Fund Performance section. Schedules of derivatives holdings at period end categorized by risk type are included with the Schedule of Investments. Current balances and activity for the types of derivatives in which a fund invested during the reporting period are included on the Statement of Assets and Liabilities and Statement of Operations, respectively. The Notes to the Financial Statements further describe the risks of the types of derivatives used by the funds. The derivatives tables included in the notes to the financial statements specifies the type of derivatives, collateral held, if any and the type of investment risk . We believe the funds’ disclosures comply with GAAP requirements.

iv.	Comment: With respect to funds that use swap agreements, note 1 for swap agreements states that “[t]he Fund segregates liquid securities having a value at least equal to the amount of the potential obligation of a Fund under any swap transaction.” Please describe what is meant by the phrase ‘potential obligation.’

Response: The term ‘potential obligation’ means the net amount owed (if any) under the swap contract determined on a daily marked-to-market basis, provided that the swap agreement requires netting. For swaps whose ISDAs do not require netting, ‘potential obligation’ means the notional amount of the swap contract.

v.	Comment: For the Invesco High Yield Fund, please confirm that the Fund covers the full notional value of written credit default swaps.

Response: Yes, we confirm that the Invesco High Yield Fund covers the full notional value of written credit default swaps.

vi.	Comment: For any fund that invests in total return swaps as part of its principal investment strategies, please add disclosure addressing costs embedded in such swaps, such as third party management fees, and add an explanatory line to the fee table, as applicable.

Response: We considered the sample fee table disclosure of the Insignia Macro Fund suggested by the Staff and note that the footnotes in that document indicate that the fund invests through swap agreements in underlying funds managed by commodity trading advisors. The fees charged by those commodity trading advisors for management and performance are embedded in the swap agreements. Invesco funds do not currently use swaps to invest in underlying funds that charge management and performance fees in this manner. Thus, we do not believe our funds incur this type of embedded costs. We will monitor swap agreement usage going forward and consider appropriate disclosure changes as needed.

vii.	Comment: Going forward, in Note 2, for funds with tiered advisory fee rates, please consider disclosing the effective fee rate paid.

Response: We will include the disclosure going forward.

viii.	Comment: Going forward, if fees waived are subject to recapture, disclose the recapture arrangement.

Response: Waived fees are not subject to recapture after a fiscal period end.

ix.	Comment: Going forward, consider adding more detail regarding fee rates for affiliated services such as transfer agency and administrative services.

Response: While we believe that we are in compliance with the Form N-1A Item 19(d), instruction No. 1 (and, for the closed-end funds, Form N-2, Items 20(4) and (8)) requirements for disclosure of affiliated services, we will review our disclosure going forward.

x.	Comment: With respect to the Invesco Pennsylvania Tax Free Income Fund, certain classes of the Fund are authorized to reimburse certain 12(b)-1 fees. Please confirm whether any amounts are subject to future reimbursement. If so, disclose those amounts going forward.

Response: Each year under the Fund’s 12(b)-1 plan, the classes pay the distribution related expenses including any unreimbursed amount up to each class’s respective maximum annual reimbursement rate. We will revisit the disclosure to add clarity with respect to the reimbursement plans.

xi.	Comment: In addressing fair valuation hierarchy, please ensure the disclosure is descriptive enough for funds with holdings in more than one level.

Response: The funds’ disclosure practice is to include additional descriptive disclosure in the fair value hierarchy tier table when the amount of investments in more than one level exceeds tolerance levels.

xii.	Comment: Please describe the trusts’ practice for inclusion of level 3 securities in the rollforward table in Note 3.

Response: The trusts’ disclosure practice is to include level 3 securities in the rollforward table when the amount of level 3 investments exceeds tolerance levels.

xiii.	Comment: Please confirm the trusts’ disclosure practices for transfers of any securities between levels during the period.

Response: The trusts’ disclosure practice is to include the amount of transfers between levels when the amount of transfers exceeds tolerance levels.

xiv.	Comment: With respect to the Invesco Small Cap Equity Fund, as of December 31, 2012, securities lending capital appears to be less than 102% of the amount of securities on loan. Please explain.

Response: Collateral is trued up the following business day based on the prior day’s market values; therefore, it could appear a fund is over or under collateralized at certain times. This matter is disclosed in the securities lending policy note in the Notes to Financial Statements for the Fund as follows:

It is the policy of these Funds to obtain additional collateral from or return excess collateral to the borrower by the end of the next business day, following the valuation of the securities loaned. Therefore, the value of the collateral held may be temporarily less than the value of the securities on loan.

xv.	Comment: With respect to inverse floating-rate securities, please confirm the Trusts’ policy to segregate liquid assets in an amount equal to the value of the floating rate securities plus accrued interest.

Response: The Trusts’ policy is to segregate liquid assets in an amount equal to the face value of the floating rate securities. The amount segregated is disclosed as a footnote to the Schedule of Investments.

xvi.	Comment: With respect to the Invesco Dynamic Credit Opportunities Fund, in Note 1(L) related to swap agreements, please review the disclosure with respect to the AICPA Audit Guide for Investment Companies, Chapter 7, Section 58 related to requirements for credit risk contingency features and enhance as applicable.

Response: We have reviewed the disclosure for Invesco Dynamic Credit Opportunities Fund with respect to the AICPA Audit Guide for Investment Companies and we believe the disclosure is compliant with the guidance.

9.	Hypothetical Expense Example

i.	Comment: With respect to funds with changes in expenses during the year, Form N-1A Item 27(d)(1), instruction 2(c)(ii) requires that a footnote be included to restate expenses to show what they would have been if the changes had been in effect during the period. Please confirm the disclosure for the Invesco Tax-Exempt Cash Fund (as of February 28, 2013) and the Invesco Technology Sector Fund (as of April 30, 2013) complies with this requirement.

Response: The funds’ practice is to present the actual expenses in the table with a footnote describing any restatements as instructed in Item 27(d)(1), instruction 2(c)(ii). The funds noted above presented restated expenses in the table with actual expenses in a footnote to the table. We have reviewed our controls around this disclosure and believe these are isolated incidents.

ii.	Comment: With respect to the Invesco Tax-Exempt Cash Fund February 28, 2013 annual report, please explain the circumstances of the total expense ratio of 0%.

Response: For the six months ended February 28, 2013, the Fund’s expense ratio was 0.00%. The advisor waived additional fees as a one-time adjustment that resulted in an expense ratio of 0.00% for the six month calculation.

10.	Other Filings

i.	Comment: With respect to Form N-PX, provide more information on the voted on amendment referenced in the filing for the AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) series Invesco High Yield Municipal Fund filed on August 16, 2013.

Response: The loan agreement amendment voted on in the filing was with respect to the Avon Grove Charter School—Chester County Industrial Development Authority Revenue Bonds (Avon Grove Charter School Project), Series 2007A (Tax-Exempt). Specifically, the vote was on amending the loan and trust agreement by and among the School, The Bank of New York Mellon Trust Company, N.A., as trustee and Chester County Industrial Development Authority to incorporate additional covenants and increase the dollar amount of operating lease obligations that the School could incur so that it could increase classroom space and accommodate a growing high school student body. The Fund voted against the amendment.

ii.	Comment: In the prospectus, with respect to the fee tables, please discuss why acquired fund fees and expenses shown do not include fee waivers related to fund investments in affiliated money market funds.

Response: Invesco contractually waives advisory fees in an amount equal to the advisory fees earned on an investment in an affiliated money market fund. The acquired fund fees and expense were shown after a reduction of such waiver in filings before December 2013 in accordance with prior discussions with SEC staff. Effective December 2013, after further discussion with SEC staff related to new product filings, acquired fund fees and expenses and fee waivers related to investments in affiliated money market funds are reported separately in the fee waiver and reimbursement line in the fee table.

iii.	Comment: In Form N-SAR for the Invesco Short Term Bond Fund dated February 28, 2013, the dollar-weighted average portfolio maturity is stated as 5 years. The prospectus for this Fund states that the Fund attempts to maintain a dollar-weighted average portfolio maturity and duration of less than 3 years. Please explain how the 5-year dollar-weighted average portfolio maturity is consistent with the prospectus.

Response: The prospectus states that the Fund attempts to maintain a dollar-weighted average portfolio maturity and duration of less than 3 years. Given that the dollar-weighted average portfolio maturity of the Fund was 5 years at the period end of February 28, 2013, we are considering whether this disclosure should be modified going forward.

iv.	Comment: Please update the series and class information in Edgar to include ticker symbols for the funds and classes identified in Exhibit A.

Response: We confirm that this information was updated as of April 2, 2014 with the exception of the Invesco Exchange Fund, which does not have a ticker.

v.	Comment: The funds listed in Exhibit B are marked ‘active’ in Edgar but may be inactive. Please confirm the status of each fund and modify as appropriate.

Response: We confirm that Invesco Capital Development Fund (811-01424), Invesco Commodities Strategy Fund (811-05426), Invesco Global Advantage Fund (811-05426) and Invesco High Income Municipal Fund (811-07890) are all inactive. Invesco Constellation Fund (811-01424), Invesco Leaders Fund (811-02699), Invesco Municipal Bond Fund (811-05686), Invesco High Yield Securities Fund (811-05686) and Invesco Dynamics Fund (811-05686) were all merged during the third quarter of 2013. Thus they remain active pending final N-PX filings in August 2014.

vi.	Comment: The closed-end funds listed in Exhibit C have been acquired by other closed-end funds. Please file forms N-8F to deregister these funds.

Response: We are in the process of preparing the forms for deregistering the funds noted in a timely manner.

Tandy Representation

The Trusts respectfully advises the Staff that the Trusts acknowledge that:

•	the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trusts may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sheri Morris

Sheri Morris

Principal Financial Officer

EXHIBIT A

Registrant	File No.	Fund	Class(es)
AIM Equity Funds (Invesco Equity Funds)	811-01424	Invesco Charter Fund	Class R6
AIM Equity Funds (Invesco Equity Funds)	811-01424	Invesco Diversified Dividend Fund	Class R6
AIM Sector Funds (Invesco Sector Funds)	811-03826	Invesco Dividend Income Fund	Class R6
AIM Sector Funds (Invesco Sector Funds)	811-03826	Invesco American Value Fund	Class R6
AIM Sector Funds (Invesco Sector Funds)	811-03826	Invesco Comstock Fund	All classes
AIM Sector Funds (Invesco Sector Funds)	811-03826	Invesco Mid Cap Growth Fund	All classes
AIM Sector Funds (Invesco Sector Funds)	811-03826	Invesco Value Opportunities Fund	All classes
AIM Sector Funds (Invesco Sector Funds)	811-03826	Invesco Technology Sector Fund	All classes
AIM Sector Funds (Invesco Sector Funds)	811-03826	Invesco Small Cap Value Fund	All classes
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco All Cap Market Neutral Fund	All classes
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco Global Market Neutral Fund	All classes
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco Global Targeted Returns Fund	All classes
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco Long/Short Equity Fund	All classes
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco Low Volatility Emerging Markets Fund	All classes
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco Macro International Equity Fund	All classes
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco Macro Long/Short Fund	All classes
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	811-07890	Invesco High Yield Municipal Fund	All classes
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	811-07890	Invesco New York Tax Free Income Fund	All classes
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	811-07890	Invesco Municipal Income Fund	All classes
Invesco Exchange Fund	811-02611	Invesco Exchange Fund	Only class
AIM Counselor Series Trust	811-09913	Invesco Floating Rate Fund	Class R6
AIM Counselor Series Trust	811-09913	Invesco Global Real Estate Income Fund	Class R6

AIM Counselor Series Trust	811-09913	Invesco Core Plus Bond Fund	Class R6
AIM Counselor Series Trust	811-09913	Invesco Equity and Income Fund	All classes
AIM Counselor Series Trust	811-09913	Invesco Growth and Income Fund	All classes
AIM Counselor Series Trust	811-09913	Invesco Pennsylvania Tax Free Income Fund	All classes
AIM Counselor Series Trust	811-09913	Invesco Small Cap Discovery Fund	All classes
AIM Counselor Series Trust	811-09913	Invesco California Tax-Free Income Fund	All classes
AIM Counselor Series Trust	811-09913	Invesco Equally-Weighted S&P 500 Fund	All classes
AIM Counselor Series Trust	811-09913	Invesco S&P 500 Index Fund	All classes
AIM Counselor Series Trust	811-09913	Invesco American Franchise Fund	All classes
AIM Growth Series	811-02699	Invesco Mid Cap Core Equity Fund	Class R6
AIM Growth Series	811-02699	Invesco Small Cap Growth Fund	Class R6
AIM Growth Series	811-02699	Invesco Conservative Allocation Fund	Class S
AIM Growth Series	811-02699	Invesco Balanced-Risk Retirement 2020 Fund	Classes AX,CX,RX & R6
AIM Growth Series	811-02699	Invesco Balanced-Risk Retirement 2030 Fund	Classes AX,CX,RX & R6
AIM Growth Series	811-02699	Invesco Balanced-Risk Retirement 2040 Fund	Classes AX,CX,RX & R6
AIM Growth Series	811-02699	Invesco Balanced-Risk Retirement 2050 Fund	Classes Y,AX,CX,RX & R6
AIM Growth Series	811-02699	Invesco Balanced-Risk Retirement Now Fund	Classes AX,CX,RX & R6
AIM Growth Series	811-02699	Invesco Convertible Securities Fund	All classes
AIM Growth Series	811-02699	Invesco U.S. Mortgage Fund	All classes
AIM International Mutual Funds	811-06463	Invesco Select Opportunities Fund	All classes
AIM International Mutual Funds	811-06463	Invesco Global Opportunities Fund	All classes
AIM International Mutual Funds	811-06463	Invesco International Core Equity Fund	Class R6

AIM Investment Securities Funds	811-05686	Invesco High Yield Fund	Class R6
AIM Investment Securities Funds	811-05686	Invesco Money Market Fund	Classes AX,BX & CX
AIM Investment Securities Funds	811-05686	Invesco Short Term Bond Fund	Class R6
AIM Investment Securities Funds	811-05686	Invesco Corporate Bond Fund	All Classes
AIM Investment Securities Funds	811-05686	Invesco Global Real Estate Fund	Class R6
AIM Investment Securities Funds	811-05686	Invesco Real Estate Fund	Class R6

EXHIBIT B

Registrant	File No.	Fund	Reason
AIM Equity Funds (Invesco Equity Funds)	811-01424	Invesco Capital Development Fund	Acquired by Invesco Van Kampen Mid Cap Growth Fund
AIM Equity Funds (Invesco Equity Funds)	811-01424	Invesco Constellation Fund	Acquired by Invesco American Franchise Fund
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco Commodities Strategy Fund	Acquired by Invesco Balanced-Risk Commodity Strategy Fund
AIM Investment Funds (Invesco Investment Funds)	811-05426	Invesco Global Advantage Fund	Acquired by Invesco Global Growth Fund
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)	811-07890	Invesco High Income Municipal Fund	Acquired by Invesco Van Kampen High Yield Municipal Fund
AIM Growth Series	811-02699	Invesco Leaders Fund	Acquired by Invesco Growth Allocation Fund
AIM Investment Securities Funds	811-05686	Invesco Municipal Bond Fund	Acquired by Invesco Municipal Income Fund
AIM Investment Securities Funds	811-05686	Invesco High Yield Securities Fund	Acquired by Invesco High Yield Fund
AIM Investment Securities Funds	811-05686	Invesco Dynamics Fund	Acquired by Invesco Mid Cap Growth

EXHIBIT C

File No.	Registrant
811-07344	Invesco California Municipal Income Trust
811-07111	Invesco California Municipal Securities
811-05793	Invesco Municipal Income Opportunities Trust II
811-07562	Invesco New York Quality Municipal Securities
811-06346	Invesco Quality Municipal Investment Trust
811-06053	Invesco Value Municipal Bond Trust
811-07109	Invesco Value Municipal Securities
811-07088	Invesco Van Kampen Massachusetts Value Municipal Income Trust
811-06364	Invesco Van Kampen Ohio Quality Municipal Trust
811-08000	Invesco Van Kampen Select Sector Municipal Trust
811-06536	Invesco Van Kampen Trust for Investment Grade New Jersey Municipals
811-06472	Invesco Van Kampen Trust for Value Municipals
811-07564	Invesco California Quality Municipal Securities
811-08044	Invesco High Yield Investments Fund
811-06052	Invesco Municipal Income Opportunities Trust III
811-05688	Invesco Municipal Premium Income Trust
811-05898	Invesco Prime Income Trust
811-07560	Invesco Quality Municipal Securities
811-06434	Invesco Value Municipal Trust